UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65336 / September 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14489

In the Matter of	
	ORDER MAKING FINDINGS AND
Derand Real Estate Investment Trust,	**REVOKING REGISTRATION OF**
DeRose Industries, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Direct Connect International, Inc.,	**OF THE SECURITIES**
Directcom, Inc. (n/k/a Directcom	**EXCHANGE ACT OF 1934 AS TO**
Marketing, Inc.),	**DIVERSIFIED HISTORIC INVESTORS II**
Diversified Historic Investors II,	
Diversified Historic Investors III, and	
Domestic Fundings, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Diversified Historic Investors II ("Diversified Historic Investors II" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 26, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Diversified Historic Investors II ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Diversified Historic Investors II (CIK No. 763566) is a cancelled Pennsylvania limited partnership located in Philadelphia, Pennsylvania. At all times relevant to this proceeding, the securities of Diversified Historic Investors II have been registered under Exchange Act Section 12(g).

     2.   Diversified Historic Investors II has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Diversified Historic Investors II's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Diversified Historic Investors II's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                      Elizabeth M. Murphy
                      Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.